

Mail Stop 3561

February 23, 2017

Via E-mail
Mr. George R. Fairweather
Executive Vice President and
  Global Chief Financial Officer
Walgreens Boots Alliance, Inc.
108 Wilmot Road
Deerfield, Illinois 60015

> **Re:** **Walgreens Boots Alliance, Inc.**
> **Form 10-K for the Year Ended August 31, 2016**
> **Filed October 20, 2016**
> **File No. 001-36759**

Dear Mr. Fairweather:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 44

1.   Please revise your disclosure to provide a discussion and analysis of cash flows from operating activities to address and quantify material changes in underlying drivers. Refer to section IV.B.1 of SEC Release No. 33-8350.

Notes to Financial Statements

2.   Please provide and tell us the results of your calculations to determine whether you are required to provide summarized financial information for your equity method investment in AmerisourceBergen pursuant to Rule 4-08(g) of Regulation S-X.

<u>14. Stock Compensation Plans, page 83</u>

3. Please tell us why you have not provided the disclosures required by ASC 718-10-50-2 for your stock based compensation plans.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Brian McAllister at (202) 551-3341 or me at (202) 551-3651 if you have any questions regarding comments on the financial statements and related matters.

    Sincerely,

    /s/ Joel Parker

    Joel Parker
    Senior Assistant Chief Accountant
    Office of Beverages, Apparel and
    Mining